Point Therapeutics, Inc.

70 Walnut Street

Wellesley Hills, Massachusetts 02481

December 20, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Jeffrey P. Reidler

Re:	Point Therapeutics, Inc.
Registration Statement on Form S-4
File No. 333-147609

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Point Therapeutics, Inc., Delaware corporation (the “Company”), hereby requests that the effective date of the above-named Registration Statement (the “Registration Statement”) be accelerated so that the same will become effective as of 9:00 a.m. Eastern Time on Wednesday, December 26, 2007, or as soon as is practicable thereafter.

The Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company and further acknowledges that it is the Securities and Exchange Commission (the “SEC”) staff’s view that SEC staff comments or changes in response to SEC staff comments in the Registration Statement and the declaration of effectiveness may not be asserted as a defense in any proceeding which may be brought by the SEC or any person under the federal securities laws of the United States. The Company also acknowledges the SEC staff’s position that should the SEC or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company will not assert the effectiveness of the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

The Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call Brent Westrop of Ropes & Gray LLP at (917) 520-9739 as soon as the Registration Statement has been declared effective. Thank you.

Sincerely,

/s/ Michael P. Duffy
Michael P. Duffy
Secretary